UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934
VERINT SYSTEMS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of class of securities)
92343X100
(CUSIP number)
Shefali A. Shah, Esq.
Senior Vice President and General Counsel
Comverse Technology, Inc.
810 Seventh Avenue
New York, NY 10019
(212) 739-1000
with a copy to:
David E. Zeltner, Esq.
Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
(Name, address and telephone number of person authorized to receive notices and communications)
March 16, 2012
(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐    .

CUSIP No. 92343X100                                Page 2
1.    NAME OF REPORTING PERSON:    COMVERSE TECHNOLOGY, INC.
_____________________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) ☐    (b) ☐
_____________________________________________________________________________________________

3.    SEC USE ONLY
_____________________________________________________________________________________________
4    SOURCE OF FUNDS:    Not applicable
_____________________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ☐
PURSUANT TO ITEM 2(d) OR 2(e):
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:    NEW YORK
_____________________________________________________________________________________________
7.    SOLE VOTING POWER:            27,170,776(1)
NUMBER OF

SHARES	8. SHARED VOTING POWER: - 0 -
BENEFICIALLY

OWNED BY	9. SOLE DISPOSITIVE POWER: 27,170,776(1)
EACH

REPORTING	10. SHARED DISPOSITIVE POWER: - 0 -
PERSON WITH
_____________________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH    27,170,776(1)
REPORTING PERSON:
_____________________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(EXCLUDES CERTAIN SHARES:                            ☐
_____________________________________________________________________________________________
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            54.6%(2)
_____________________________________________________________________________________________
14    TYPE OF REPORTING PERSON:                            CO
_____________________________________________________________________________________________

(1)
Includes 10,881,753 shares of common stock of the Issuer (the “Conversion Shares”) that are currently issuable or issuable within 60 days of the date of this Amendment upon conversion of the Series A Preferred Stock (as defined in Item 5 herein).

(2)
The percentage of class is calculated based upon 49,740,354 shares of common stock of Verint Systems Inc. (the "Common Stock") outstanding, consisting of 38,858,601 shares of Common Stock outstanding as of November 15, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2011 and the Conversion Shares.

This Amendment No. 5 (this "Amendment") amends the Schedule 13D filed by Comverse Technology, Inc., a New York corporation (the "Reporting Person"), with the Securities and Exchange Commission (the "Commission") on June 1, 2007, as amended on July 19, 2010, January 11, 2011, January 14, 2011 and May 17, 2011 (as so amended, the "Schedule 13D"), and is being filed by the Reporting Person with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Verint Systems Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.
Item 4.    Purpose of Transaction
Item 4 is supplemented as follows:
On March 16, 2012, the Board of Directors of the Reporting Person (the "Comverse Board"), in the Reporting Person's capacity as the controlling stockholder of the Issuer, determined to propose a change in composition of the Board of Directors of the Issuer (the "Verint Board") such that each of Charles Burdick, John Bunyan and Paul Baker, officers of the Reporting Person, would cease to serve on the Verint Board and each of Augustus Oliver, Theodore Schell and Mark Terrell, members of the Comverse Board, would be appointed to the Verint Board. On March 18, 2012, at a duly convened meeting of the Verint Board, the resignations of each of Messrs. Burdick, Bunyan and Baker from the Verint Board were accepted and each of Messrs. Oliver, Schell and Terrell were appointed to fill the vacancies resulting from such resignations.
The Reporting Person is exploring all options to maximize the value of its equity interests in the Issuer for the benefit of the shareholders of both the Reporting Person and the Issuer. The ultimate execution of any alternative will take into account a number of considerations, including, without limitation, tax efficiency and, depending upon the circumstances, the separate recommendation of the directors of the Issuer who are not members of the Issuer's management or directors or officers of the Reporting Person.
Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4, although the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interests in the Securities of the Purchaser.
Item 5 is supplemented as follows:
(a) and (b)    The responses of the Reporting Person of the cover page of this Amendment are incorporated herein by reference.
Other than Charles Burdick, the Chairman of the Board of Directors and Chief Executive Officer of the Reporting Person, who is the direct beneficial owner of 1,522 shares of Common Stock, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedule A to this Amendment beneficially owns any shares of Common Stock.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 19, 2012
COMVERSE TECHNOLOGY, INC.
By: /s/ Shefali A. Shah
Name: Shefali A. Shah
Title: Senior Vice President and General Counsel

Schedule A
DIRECTORS AND EXECUTIVE OFFICERS
OF COMVERSE TECHNOLOGY, INC.
The name, residence or business address, title, present principal occupation or employment of each of the directors and executive officers of Comverse Technology, Inc. are set forth below.

Name	Residence or Business Address	Occupation or Employment	Citizenship
Susan D. Bowick (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Independent Consultant; former Executive at Hewlett-Packard Company	United States
Charles J. Burdick (Chairman of the Board)	810 Seventh Avenue New York, NY 10019	Chairman of the Board and Chief Executive Officer	United States and United Kingdom
Robert Dubner (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Independent Consultant	United States
Augustus K. Oliver (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Member, Oliver Press Partners, LLC	United States
Theodore H. Schell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Managing Director, Liberty Associated Partners LLP	United States
Mark C. Terrell (Director)	c/o Comverse Technology, Inc. 810 Seventh Avenue New York, NY 10019	Former Partner in Charge and Executive Director of KPMG's Audit Committee Institute	United States
Joel Legon	810 Seventh Avenue New York, NY 10019	Senior Vice President and Interim Chief Financial Officer	United States
Gabriel Matsliach	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, Chief Product Officer	United States; Israel
Shefali A. Shah	810 Seventh Avenue New York, NY 10019	Senior Vice President, General Counsel and Corporate Secretary	United States
Aharon Levy	1025 Briggs Road Suite 100 Mt. Laurel, NJ 08054	Senior Vice President, BSS General Manager of Comverse, Inc.	Israel
Oded Golan	29 Habarzel Street Tel Aviv, Israel 69710	Senior Vice President, Chief Operating Officer of Comverse, Inc.	Israel
John Bunyan	810 Seventh Avenue New York, NY 10019	Senior Vice President, Strategy, Planning and Innovation	United States
Eric Koza	810 Seventh Avenue New York, NY 10019	Senior Vice President, Corporate Development and Financial Strategy	United States

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